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                  AFFIDAVIT OF PETER J. DAILEY

  I, Peter J. Dailey, being duly sworn, depose and state:

I.   Overview

     1. I am the Director, Business Development of Allegheny Energy Services Corporation, on behalf of Monongahela Power Company, dba Allegheny Power ("Monongahela" or "Applicant"). I submit this affidavit in support of the Form U-1 being filed by Allegheny Energy's subsidiary, Monongahela Power Company. Monongahela is seeking authorization to acquire the assets of West Virginia Power ("WVP"), a division of UtiliCorp United Inc. ("UtiliCorp"). In particular, I submit this affidavit in support of Monongahela's request for permission to acquire and retain WVP's gas distribution system.

	2. This affidavit will (i) describe the transaction for which approval is sought, i.e., the acquisition and retention of WVP's gas system, and (ii) discuss why Securities and Exchange Commission ("SEC") approval of the transaction is appropriate under Section 11(b)(1)(A) of the Public Utility Holding Company Act of 1935 ("the Act").

	3. My education and employment background are: I am Director of Business Development for Allegheny Power and am responsible for identifying and analyzing acquisitions. Previous to this position, I was Assistant Vice President for Allegheny Energy Solutions, Pittsburgh, Pennsylvania, and was responsible for day to day operations in this start-up unregulated marketing company. Prior to that I was General Manager in charge of the commercial market sector for Allegheny Power. I earned my BA from the University of Pennsylvania in 1983 and my Juris Doctor from the University of Pittsburgh School of Law in 1987. I have also attended the Wharton School of Executive Education.

	4. I have been responsible for developing Allegheny Power's policy with respect to the acquisition of the WVP assets by Monongahela and am responsible for implementing that policy. I am familiar with WVP's gas and electric operations.

II.  The Transaction

     5. Allegheny Energy, a registered holding company, and UtiliCorp, an exempt holding company, have entered into an agreement whereby Allegheny Energy's subsidiary Monongahela will purchase all the assets


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          of UtiliCorp's division WVP and another
          subsidiary of Allegheny Energy will purchase the Appalachian Heating division of UtiliCorp.

	6. The WVP utility assets to be purchased by Monongahela are both electric and gas facilities. The electric assets to be acquired are located in WVP's electric service territory, which comprises five (5) counties in southeastern West Virginia which are contiguous to the West Virginia service territory of Applicant. WVP serves 26,000 electric customers, all within West Virginia, using 1,989 miles of electric distribution lines in a 1,360 square mile area.

     7. WVP's gas system currently serves 24,000 customers in small portions of seventeen (17) West Virginia counties in areas within or relatively close to Applicant's service territory. WVP owns approximately 670 miles of gas pipeline in a 500 square mile service area.

     8. The electric assets of WVP will be integrated into Monongahela's existing system.

III. Section 11(b)(1)(A) of the Act

     9. Monongahela seeks Commission approval of its acquisition and retention of the WVP gas system as an additional integrated public utility system under Section 11(b)(1) of the Act.

    10. Section 11(b)(1) permits the retention of an additional public utility system where the A-B-C clauses of the section are satisfied. Specifically, the Commission must find that:

               (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

               (B) All of such additional systems are located in one State, adjoining States, or a contiguous foreign country; and

               (C) The combination of systems under the control of a single holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     Clauses B and C

	11. The findings required by clauses B and C are easily made in the context of this transaction. Clause B is satisfied as the WVP gas system is

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          located within West Virginia counties in areas
          within or relatively close to Applicant's service territory in West Virginia.

	12. Clause C is satisfied because WVP's gas system is small, management and operation will be enhanced by the acquisition, local management will be promoted, and the acquisition will not affect regulation by the West Virginia PSC.

     Clause A: Loss of Economies

     13. Applicant believes that divestiture or spin-off of the gas system, and its operation on a stand-alone basis, would result in the loss of substantial economies. Operating the gas system on a stand-alone basis would result in immediate and substantial lost economies from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors.

	14. Costs of Divestiture to the Stand-Alone Gas System. As a result of divestiture, the stand-alone gas company would experience increased annual costs, capitalization costs, and transition costs, as well as lost acquisition savings.

	15. Annual costs would include additional labor and overhead expenses due to the loss of shared services with Monongahela's and WVP's electric operations. The stand-alone gas system would experience additional labor and overhead expenses in the following departments: Information Resources; Human Resources; Accounting; General Engineering and Facilities Management; Materials Management; Transportation Service; Public Affairs; Shareholder Relations; Marketing and Customer Relations; Meter Reading; Executive Office, and Audit and Legal Function.

	16. Annual costs would also include increases in nonlabor operations and maintenance expenses in the following areas:
          Hardware Leases and Software Maintenance; Disaster Recovery (i.e., services to ensure that the system would be able to continue to operate in the event of a disaster); Automated Mapping/Facilities Management System ("AM/FM System"); Mailing Expenses; Office Supply Purchases (i.e., as a stand-alone company, the gas system would also experience a loss in advantage when bargaining for supplies, which would result in increased costs); and Audit Fees.

     17. Increased capitalized expenditures would arise from the capitalized portion of labor increases, as well as from the capital costs associated with materials purchases. As separate companies and competitors,


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          however, they would not engage in certain joint activities and the loss of such shared expenses would substantially increase costs.

	18. Gas supply expenses would increase significantly as a result of divestiture because of loss of utilizing existing fuel management personnel and loss of cross-over strategy to use gas during summer peaking times for electric generation.

     19. The process of divesting WVP's gas system would result in significant transition and divestiture costs for the stand-alone gas system. Currently, the gas and electric operations of WVP share operations services and most administrative and financial services, as well as the information systems support for these areas. Following divestiture, the stand-alone gas system would be responsible for all operations and support functions. It would need to develop capabilities in these areas. It would also need to hire and train new staff, purchase and install equipment, and implement information systems, to return it to its current level. Further, creation of the stand-alone gas system is a complex legal and financial transaction that would require significant involvement of both investment bankers and outside legal counsel. Transitional expenses would be high.

	20. Monongahela has estimated that the combination of WVP's assets with its own will result in savings of $6 million per year of the combined operations. As a result of divestiture, much of these savings would be lost to both the stand-alone gas system and the resulting Monongahela system.

	21. Impact On Gas Operations. As indicated, the spin-off or divestiture of WVP's gas system into a stand-alone company is estimated to result in a substantial increase in costs. A substantial increase in costs would cause a substantial decrease in earnings to Monongahela's shareholders absent rate relief to
          recoup those increased costs.   Such a decline in earnings,
          causing injury to shareholders, would make ownership of shares in the stand-alone gas company unattractive. Absent rate relief to the gas system, the gas system would earn a return that is much smaller in comparison to that earned by other utilities in the region.

	22. If rate relief were granted in order to recoup the increased costs, retail gas customers in West Virginia would bear those substantial costs over what they would have to pay if the properties were retained as contemplated by the proposed Transaction. Rate recovery of these cost increases would result in a significant increase in the level of costs borne by retail gas customers in West Virginia with no corresponding increase in the level or quality of service. The rate increases required to provide the level of revenue needed to cover costs to operate WVP's gas system would be


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          significant.  Such rate increases would
          make the new stand-alone gas company less competitive at a time when competition in the energy industry is rapidly increasing due to Federal Energy Regulatory Commission ("FERC") Order No. 636 and other FERC and state regulatory restructuring initiatives.

	23. By comparison, retention of the gas system would allow cost savings due to the operating efficiencies that would be achieved.

	24. The potential physical bypass of Local Distribution
          Companies ("LDCs") is becoming a reality that LDCs must face daily, along with the commensurate possibility of a decreasing customer base, resultant rate increases, and potential stranded costs. Recently, FERC has sanctioned the bypass of LDCs by interstate pipelines in order to promote competition. In addition, natural gas service continues to compete with alternative fuels. Cost increases to the gas utility operations from divestiture would increase the bypass risk.

	25. The growing focus on competition has begun to require the unbundling of LDC services. LDCs already face fierce price competition, and must remain competitive to avoid shareholder losses and a reduced customer base. As a result of the increased costs from divestiture, bundled or unbundled services may become uncompetitive as the rate increases needed to recover these cost increases could potentially result in rates that few customers would pay when compared to other available competitive options.

	26. Costs of Divestiture to the Remaining Electric System. The remaining electric utility operations comprised of Monongahela's and WVP's electric businesses would be affected greatly by divestiture of WVP's gas system. The impact would primarily result from the expense of additional employees required to perform the multitude of functions currently performed by those that work on both WVP's gas and electric businesses. Costs also stem from additional postage since electric billings would no longer share postage with gas billings.

	27. Impact On Electric Operations. FERC Order No. 888 and state retail restructuring initiatives are expected to increase competition in the electric industry. The lost economies estimated for Monongahela's and WVP's remaining electric companies, should divestiture be required, would also have an adverse impact on their ability to compete successfully in the restructured electric market. A forced divestiture of the gas system would result in the remaining electric utility operating companies being less competitive than they would be as part of a merged company.

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	28. Costs of Divestiture to Customers.  Both WVP's gas and
          electric customers could incur decreased personal costs by perhaps writing one check and making one mailing instead of two to two separate utilities. Although this savings is not certain, it is one of many non-quantifiable costs to customers involving the additional expense of doing business with two utilities instead of one. Others are additional telephone calls for service and billing inquiries and costs of providing access to meters and other facilities for two utilities. Moreover, there can be increased customer confusion over doing business with two utilities rather than one.

	29. Costs of Divestiture to the West Virginia PSC. Divestiture would also cause regulatory costs, stemming from additional duties for the staff of the West Virginia PSC as a result of dealing with an additional utility. These additional duties would largely be the result of duplicating existing functions, such as separate requests for approval of financing and rate case requests.

	30. Divestiture is not in the Public Interest. Divestiture would result in substantial cost increases for the stand-alone gas system, and cost increases as a result of lost utility operating economies, and higher income taxes, which would affect the remaining electric companies and their customers. Accordingly, spinning off the gas system would harm WVP's and Monongahela's shareholders and both electric and gas customers. It is thus not in the public interest for Monongahela to divest WVP's gas assets and business.

IV.  Conclusion

	31. For the foregoing reasons, Monongahela Power Company believes Commission approval of the Transaction is appropriate.



                                   ____________________________
                                        Peter J. Dailey

Sworn to before me this
_____ day of October, 1999

_________________________________
Notary
My Commission expires:______________________



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